UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32224 / August 23, 2016

In the Matter of

INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, WI 53212

SILVERPEPPER LLC
570 Oakwood Avenue
Lake Forest, IL 60045

(File No. 812-14635)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Investment Managers Series Trust filed an application on April 1, 2016 and amendments to the
application on April 7, 2016 and July 6, 2016, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act
and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits
applicants to enter into and materially amend subadvisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

On July 28, 2016, a notice of the filing of the application was issued (Investment Company Act
Release No. 32195). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Investment Managers Series Trust and SilverPepper LLC (File No. 812-14635) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary